Exhibit 107

Calculation of Filing Fee Tables

Schedule TO-T
(Form Type)

QIWI PLC
(Name of Subject Company (Issuer))

Dalliance Services Company
(Name of Filing Person (Offeror))

Sergey Solonin

(Name of Filing Persons (Affiliate of Offeror))

Table 1: Transaction Valuation

	Transaction Valuation		Fee Rate	Amount of Filing Fee
Fees to Be Paid	$10,000,000	(1)	0.0001102	$1,102.00	(2)
Fees Previously Paid	$-
Total Transaction Valuation	$10,000,000	(1)
Total Fees Due for Filing				$1,102.00
Total Fees Previously Paid				$-
Total Fee Offsets				$-
Net Fee Due				$1,102.00

(1)	Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase for not more than $10.0 million in aggregate value of Class B ordinary shares of QIWI PLC.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, equals $110.20 per $1,000,000 of the value of the transaction.